Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 2, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10109
Inflation Income Portfolio Series
(the “Trust”)
CIK No. 1911761 File No. 333-264437

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please disclose if the Trust will also be concentrated in stocks of companies within the agricultural sector.

Response:Agriculture is not a Global Industry Classification Standard (GICS) sector, so the Trust cannot be concentrated in the agricultural sector. However, the Trust has added the following disclosure to the “Principal Risks”:

“Agriculture. The Trust also invests in agriculture companies. Agriculture companies are those companies engaged in the growing, processing, and merchandising of raw agricultural commodities. Companies involved in agriculture are subject to numerous risks, including cyclicality of revenues and earnings, currency fluctuations, international politics, volatility in commodity prices, changing consumer tastes, extensive competition, severe weather conditions and climate change. Government policies and regulations, including taxes, tariffs, duties, quotas, subsidies and import and export restrictions can significantly impact the costs and profitability of such companies. Additional or more restrictive environmental laws and regulations could be enacted in the future which could increase costs, lead to additional potential liability for environmental damage or otherwise have an adverse effect on the agriculture industry. An increase in demand for ethanol or other biofuels might also impact companies in this industry. The agriculture industry is affected generally by the economic strength of consumers.”

2.Please revise the Trust’s concentration policy to add “each of” (i.e., “The Trust is concentrated (i.e., invests more than 25% of Trust assets) in stocks of companies within each of the energy and materials sectors.”).

Response:The disclosure will be revised in accordance with the Staff’s comment.

3.Please describe how the Trust's investment strategy will be consistent with an inflation income strategy, as suggested by the Trust's name.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Sponsor selected Securities for the Trust’s portfolio that it believed were positioned to perform well in an inflationary environment. Commodity prices and energy prices tend to rise during periods of inflation and can result in higher revenues for companies operating in, or with exposure to, those markets. The Trust invests in ETFs that primarily invest in master limited partnerships (“MLPs”) operating in the energy infrastructure industry and in common stocks of agriculture companies, energy companies and materials companies (including precious metals and mining companies) that produce commodities.”

4.The Staff notes the disclosure states, “The Trust is a professionally selected unit investment trust which invests in ETFs that invest in master limited partnerships ("MLPs") from the energy infrastructure industry and in common stocks of agriculture companies, energy companies and materials companies (including metals and mining companies).”

a)	Do the ETFs held by the Trust only invest in MLPs? Please clarify.

b)	Please revise the disclosure to note that the ETFs held by the Trust include actively managed ETFs.

c)	The disclosure states that the ETFs invest in MLPs from the energy infrastructure industry. Is the use of “from” the correct term? The Staff notes the use of “operate in” in the MLP risk.

d)	Please reconcile the use of “agriculture companies” in the Portfolio Selection Process with the use of “agribusiness” companies in the Risk Factors.

Response:Please refer to the Trust’s responses below.

a)	The Trust notes that the ETFs held by the Trust invest primarily in MLPs. Please refer to the Trust’s response to Comment No. 3 for the revised disclosure.

b)	The disclosure will be revised in accordance with the Staff’s comment to note that certain of the ETFs held by the Trust are actively managed ETFs.

c)	The disclosure will be revised in accordance with the Staff’s comment to state that the ETFs invest in MLPs operating in the energy infrastructure industry. Please refer to the Trust’s response to Comment No. 3 for the revised disclosure.

d)	The Trust notes that the disclosure will be revised to clarify that the Trust will hold common stocks of agriculture companies. Please refer to the Trust’s response to Comment No. 1 for the updated risk language.

5.The Staff notes the disclosure states, “The Common Stocks were selected by first examining the historical financial results of the stocks from the initial universe of agriculture, energy and materials companies. The stocks are then evaluated by a team of equity analysts using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.” Please explain how the Trust will evaluate and weigh these factors.

Response:The Trust notes that the selection process for the final portfolio is not conducted on a step-by-step basis. The selection process is a holistic consideration of the various factors by the research analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. In addition, the Trust notes that there are no bright-line rules for weighing the factors and valuations against each other. No factor is necessarily given more weight than another. Rather, the equity analysts consider all aspects of the fundamental, technical and qualitative factors and various valuations to make a holistic determination of which Common Stocks to include in the portfolio The Trust believes the above disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

6.The Staff notes the disclosure states, “After a holistic consideration of the above factors and valuations, the equity analysts select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.” The Staff is unclear what “holistic consideration” means. Please be more specific about how the factors and valuations are weighted.

Response:Please refer to the Trust’s response to Comment No. 5. The disclosure will be revised as follows:

“The factors and valuations above are not specifically weighted, but rather are considered in combination with each other to provide a comparison of the stocks to each other. The equity analysts ultimately select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.”

7.If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in recent filings.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

8.The Staff notes that the disclosure states that the Trust invests in, or the Funds held by the Trust invest in commodities. Please clarify and describe the commodities held by the Trust (e.g., physical commodities or commodities companies). If physical commodities, please describe how the Trust will invest (e.g., via ETPs)?

Response:While the Trust confirms it will not directly, or indirectly through ETPs, hold physical commodities, certain of the Securities held by the Trust may have indirect exposure to the commodities markets. The strategy disclosure and risk disclosure will be revised to clarify this in accordance with the Staff’s comment.

Risk Factors

9.Please update the “Market Risk” given current market conditions.

Response:The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

10.The Staff notes that the “Distributions” risk states that all of the Common Stocks held by the Trust currently pay dividends. If true, please clarify in the strategy section that the Trust invests in dividend paying common stocks.

Response:The Trust confirms a reference to “dividend-paying securities” will be added to the Additional Portfolio Contents section.

11.Please indicate in the strategy disclosure that the Trust has significant exposure to precious metal companies, agribusiness companies and commodities given that these are all included in the principal risk disclosure.

Response:The Trust notes that the “Agribusiness” risk will be replaced with the “Agriculture” risk. With respect to precious metal companies, the strategy disclosure will be revised to note that the Trust invests in common stocks of … material companies (including precious metals and mining companies). With respect to commodities, the Trust notes that a reference to “commodities” is currently present in the Additional Portfolio Contents section; however, if the Trust has less than 10% exposure to commodities, the risk will be moved to the Non-Principal Risk section.

12.The Staff notes the last sentence of the first paragraph of the “Foreign Securities” risk includes disclosure specific to foreign debt securities. Please disclose any strategy to invest in foreign debt securities in the Portfolio section or remove the disclosure from the risk.

Response:The disclosure has been removed from the risk in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon